23000871

ISSION

SEC Mail Processing
FEB 2 4 2023
Washington, DC

OMB APPROVAL
OMB Number: 3235-0123
Expires: Oct. 31, 2023
Estimated average burden hours per response: 12

SEC FILE NUMBER
8-41256

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/22 (MM/DD/YY) AND ENDING 12/31/22 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Amundi Distributor US, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

60 State Street
(No. and Street)

Boston	MA	02109
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Gregg Dooling	617-422-4991	gregg.dooling@amundi.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ernst & Young LLP
(Name – if individual, state last, first, and middle name)

200 Clarendon Street	Boston	MA	02116
(Address)	(City)	(State)	(Zip Code)

10/20/2003	42
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Gregg Dooling, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Amundi Distributor US, Inc., as of 12/31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

RACHEL E. MARROCCO
Notary Public
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires
June 8, 2023

Notary Public

Signature:

Title:
Senior Managing Director, Chief Financial Officer, Americas

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

AMUNDI DISTRIBUTOR US, INC.
(SEC I.D. NO. 8-41256)
(A Wholly Owned Subsidiary of Amundi US, Inc.)

Financial Statements and Supplemental
Schedules as of and for the year ended December 31, 2022
and Report of Independent Registered Public Accounting Firm
Filed Pursuant to 17a-5(e)(3)
As a PUBLIC DOCUMENT

CONTENTS

Ernst & Young LLP
200 Clarendon Street
Boston, MA 02116

Tel: +1 617 266 2000
Fax: +1 617 266 5843

Building a better working world

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder of Amundi Distributor US, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Amundi Distributor US, Inc. (the Company) as of December 31, 2022, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2022, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying information contained in Schedules I, II, III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst & Young LLP

We have served as the Company's auditor since 2017.
February 23, 2023

AMUNDI DISTRIBUTOR US, INC.
(A Wholly Owned Subsidiary of Amundi US, Inc.)

Statement of Financial Condition

As of December 31, 2022

(Dollars in thousands)

Assets		
Cash and cash equivalents (note 2)	$	59,823
Receivables:		
From the sale of Pioneer Family of Mutual Fund shares, net (note 2)		33
Due from affiliates (note 7)		1,005
Other		752
Prepaid service fees and dealer advances (note 2)		566
Prepaid expenses and other assets		1,776
Deferred income taxes (note 4)		1,953
Total assets	$	65,908
Liabilities and Stockholder's Equity		
Liabilities:		
Distribution and service fees due to brokers and dealers (note 2)	$	10,841
Accrued compensation and related benefits		3,553
Accounts payable and accrued expenses		5,156
Total liabilities		19,550
Stockholder's equity:		
Common stock, $0.10 par value. Authorized 100,000 shares; issued and outstanding 510 shares		—
Additional paid-in capital (note 6)		164,949
Accumulated deficit		(118,591)
Total stockholder's equity		46,358
Total liabilities and stockholder's equity	$	65,908

The accompanying notes are an integral part of these financial statements.

AMUNDI DISTRIBUTOR US, INC.
(A Wholly Owned Subsidiary of Amundi US, Inc.)

Statement of Operations

Year ended December 31, 2022

(Dollars in thousands)

Revenues:		
Marketing, promotional services, and other revenues from affiliates (note 7)	$	94,737
Service fee, distribution fee, and underwriting revenues (note 2)		70,433
Other income		663
Total revenues and other income		165,833
Expenses:		
Related-party expenses (note 7)		25,680
Distribution and administrative expenses:		
Service and distribution fee expense (note 2)		69,793
Compensation and related benefits		31,524
Sales and marketing		26,268
Rent and facilities expenses (note 8)		1,085
Data related services		1,624
Other expenses		1,972
Total expenses		157,946
Income before provision for income taxes		7,887
Provision for income taxes (note 4)		2,060
Net income	$	5,827

The accompanying notes are an integral part of these financial statements.

AMUNDI DISTRIBUTOR US, INC.
(A Wholly Owned Subsidiary of Amundi US, Inc.)

Statement of Changes in Stockholder's Equity

Year ended December 31, 2022

(Dollars in thousands)

	Common stock				
	Number of shares	Amount	Additional paid-in capital	Accumulated deficit	Total stockholder's equity
January 1, 2022	510	$ —	$ 155,155	$ (124,418)	$ 30,737
Net income	—	—	—	5,827	5,827
Intercompany contribution of capital (note 6)	—	—	9,794	—	9,794
December 31, 2022	510	$ —	$ 164,949	$ (118,591)	$ 46,358

The accompanying notes are an integral part of these financial statements.

AMUNDI DISTRIBUTOR US, INC.
(A Wholly Owned Subsidiary of Amundi US, Inc.)

Statement of Cash Flows

Year ended December 31, 2022

(Dollars in thousands)

Cash flows from operating activities:		
Net income	$	5,827
Adjustments to reconcile net income to net cash provided by operating activities:		
Deferred income taxes, net		540
Changes in operating assets and liabilities:		
Decrease in receivable from the sale of Pioneer Family of Mutual Funds		16
Decrease in due from affiliates		174
Increase in other receivables		(33)
Decrease in prepaid service fees and dealer advances, net		88
Increase in prepaid expenses and other assets		(135)
Decrease in distribution and service fees due to brokers and dealers		(3,499)
Decrease in accrued compensation and related benefits		(2,891)
Decrease in accounts payable and accrued expenses		(1,095)
Net cash used in operating activities	$	(1,008)
Cash flows from investing activities:		
Intercompany contribution of capital		9,794
Net cash provided by investing activities	$	9,794
Net increase in cash and cash equivalents	$	8,786
Cash and cash equivalents, beginning of year		51,037
Cash and cash equivalents, end of year	$	59,823

The accompanying notes are an integral part of these financial statements.

AMUNDI DISTRIBUTOR US, INC.
(A Wholly Owned Subsidiary of Amundi US, Inc.)

Notes to Financial Statements

As of and for the year ended December 31, 2022

(Dollars in thousands)

(1) Nature of Operations and Organization

(a) Nature of Operations

Amundi Distributor US, Inc. (the Company), a Massachusetts corporation, serves as the principal underwriter and distributor of shares of the Pioneer Family of Mutual Funds (the Pioneer Funds), utilizing a large network of independent broker-dealers. In addition, the Company serves as the exclusive distributor of the Pioneer Variable Contracts Trust and provides marketing and promotional services on behalf of affiliates for non-US distributed portfolios. The Company operates as a single business segment. The Company is a registered securities broker-dealer under the Securities and Exchange Commission (SEC) Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA). The financial statements were prepared pursuant to SEC Rule 17a-5.

(b) Organization

The Company is a wholly owned subsidiary of Amundi US, Inc. (AUS), which is a wholly owned subsidiary of Amundi Holdings US, Inc. (AHUS), a wholly owned subsidiary of Amundi Asset Management (Amundi), a global asset manager headquartered in Paris, France. Amundi is owned by Credit Agricole S.A. and its subsidiaries.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP), which require the use of judgments, estimates, and assumptions by management that affect the amounts reported in the financial statements and related disclosures. Actual results could differ from those estimates. All amounts are expressed in US dollars unless otherwise specified.

(b) Sales and Redemptions of Pioneer Family of Mutual Fund Shares

Upon the sale of shares by the Pioneer Funds, the Company records accounts receivable from the third-party broker dealer and corresponding payable to the Pioneer Funds, on a trade-date basis. Similarly, upon redemptions of shares of the Pioneer Funds, the Company records accounts receivable from the Pioneer Funds and corresponding accounts payable to the third-party broker dealer. The receivables and payables to and from the broker-dealers and Pioneer Funds for unsettled fund shares sold or redeemed are presented on a net basis. The net presentation of these receivables and payables is determined based on the Company's role as an agent, rather than as a principal, regarding these transactions, in that the Company is acting as a conduit between two counterparties, the broker-dealers and the Pioneer Funds, and bears no financial responsibility to either party.

(c) Recognition of Revenue and Expenses

The Company's revenue is largely dependent on the total value and composition of assets under management of Amundi Asset Management US Inc. (AAMUS), which includes domestic and

international equity and debt portfolios; accordingly, fluctuations in financial markets and in the composition of assets under management affect revenue and results of operations.

Marketing, promotional services, and other revenues from affiliates primarily consist of revenues earned by the Company through service agreements with AUS and other Amundi affiliates for marketing and promotional services, salaries, and operating expenses incurred on their behalf. Revenues associated with these agreements are recorded as earned over time due to the continuous receipt and consumption of the services by the funds (see note 7).

Distribution and service fee revenue is earned from the Pioneer Funds for the ongoing performance of distribution and related fund services, contractually agreed upon and subject to annual renewal by the participating Pioneer Funds' Board of Trustees. Distribution revenues include distribution fees earned based on an annual rate of 0.75% (0.25% for short-term funds) of net assets of Class C shares of the Pioneer Funds and 0.25% per annum for Class R shares. Service fee revenues include a service fee based on an annual rate of 0.25% (0.20% for short-term funds) that is collected by the Company as reimbursement from the Pioneer Funds for service fees prepaid to brokers and dealers in the initial year that an account is established. Payments of a portion of these fees may be made to third-party distributors who ultimately fulfill those contractual performance obligations. The Company may elect to waive these fees. Simultaneous receipt and consumption of the service by the customer occurs, therefore, the fee is earned over time.

In subsequent years, these distribution and service fees will be collected by the Company and remitted to third-party brokers and dealers as compensation pursuant to the underlying funds' distribution plans. The expenses associated with third-party distribution and service fee arrangements are recorded in service and distribution fee expense on the accompanying Statement of Operations as the services are provided by the third party.

The Company has contractual arrangements with third parties to provide distribution-related services. Management's determination of whether revenue should be reported gross based on the amount paid by the Pioneer Funds or net of payments to third-party service providers is based on management's assessment as to whether the Company is acting as the principal service provider or is acting as an agent. The primary factors considered in assessing the nature of the Company's role include (1) whether the Company is responsible for the fulfillment of the obligation, including the acceptability of the services provided; (2) whether the Company has reasonable latitude to establish the price of the services provided; (3) whether the Company has the discretion to select the service provider; and (4) whether the Company assumes credit risk in the arrangement. Management has determined that the Company is acting as the principal service provider, as such, gross presentation is appropriate.

Underwriting revenues consist of underwriting commissions and commissions as dealer earned from the distribution of Class A shares of the Pioneer Funds through a network of independent broker-dealers. For Class A shares, the shareholder pays an underwriter commission of up to 5.75% of the dollar value of the shares sold, which is recorded as revenue as a point in time, on the trade (execution) date of the sale of the Class A share. Up to 5.00% of the dollar value of shares sold is then paid to the third-party broker dealer and recorded by the Company as an expense. Under certain conditions, the

(Dollars in thousands)

Company may waive the underwriter commissions of Class A shares (known as front-end sales load) and sell the shares at net asset value. In these circumstances, the Company does not earn an underwriting commission. Variable annuity commissions are earned on the distribution of variable annuity contracts.

Certain Pioneer Funds maintain a multiclass share structure whereby the participating funds offer traditional front-end load shares (Class A shares), back-end load shares (Class C shares), and no load shares (Class R and Class Y shares). The investor may be required to pay a contingent deferred sales charge (CDSC) on certain share classes if there is a redemption within one year. The CDSC is paid based on the lower of original cost or current market value at declining rates starting at 1% on Class C shares and up to 1% on certain sales of Class A shares.

The Company capitalizes and amortizes Class C share dealer advances for financial statement purposes over a 12-month period. Amortization is included in distribution fee expense in the accompanying Statement of Operations. CDSCs received by the Company from redeeming shareholders are recognized as revenue at a point in time, upon redemption of the investment during the redemption period. Prepaid service fees are capitalized and amortized for financial statement purposes over a 12-month period. Amortization is included in service and distribution fee expense in the accompanying Statement of Operations.

Other income primarily consists of interest and dividend income from the Company's investment in the Pioneer U.S Government Money Market Fund (see note 2d) and other depositor accounts. Operating expenses are recorded on the accrual basis.

(d) Cash and Cash Equivalents

The Company considers cash equivalents as liquid investments with original maturities of fewer than 90 days and are carried at fair value. Cash and cash equivalents of $59,823 at December 31, 2022 includes cash equivalents comprising amounts invested in the Pioneer U.S. Government Money Market Fund of $28,000. The Company's investment in the Pioneer U.S. Government Money Market Fund is valued at net asset value as the practical expedient to measure fair value. Cash and cash equivalents also includes checking and other accounts of $31,823, representing funds available for use.

(e) Fair Value Measurements

The Company follows Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820 *Fair Value Measurements and Disclosures*. In accordance with ASC 820, fair value is defined as the price that the Company would receive upon selling an investment in a timely transaction to an independent buyer in the principal or most advantageous market of the investment. ASC 820 establishes a three-tier hierarchy for measuring fair value and enhancing disclosure. The three-tier hierarchy of inputs is summarized in the three broad levels listed below:

- Level 1 – quoted prices in active markets for identical instruments.

- Level 2 – other significant observable inputs (including quoted prices for similar investments, interest rates, prepayment speeds, credit risks, etc.).
- Level 3 – significant unobservable inputs (including management's own assumptions in determining the fair value of investments).

Changes in valuation techniques may result in transfers in or out of current assigned levels within the hierarchy. The Company recognizes transfers, if any, between fair value hierarchy levels at the end of the reporting period. There were no transfers between the assigned hierarchy levels during the year.

As of December 31, 2022, the Company's investment in the Pioneer U.S. Government Money Market Fund of $28,000 (reported as a component of Cash and cash equivalents in the accompanying Statement of Financial Condition), is classified using Level 1 inputs.

(f) Foreign Currency Transactions

Assets and liabilities denominated in foreign currencies are translated at applicable rates as of the balance sheet date. Revenues and expenses are translated based on actual contracted exchange rates at settlement. The difference between the exchange rate at settlement and the rate at the time incurred is recognized as an exchange rate gain or loss. Gains and losses realized on foreign currency transactions principally relate to the settlement of intercompany arrangements with non-US affiliates and are included in other income and other expenses, respectively, in the accompanying Statement of Operations.

(g) Concentrations of Credit Risk

The Company is primarily engaged in the selling and distribution of shares of the Pioneer Funds. In the event counterparties do not fulfill their obligations to the Company, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparties. It is the Company's policy to review, as necessary, the credit standing of each counterparty. For the year ended December 31, 2022, revenues from the Pioneer Fund represented approximately 26% of the total service fee, distribution fee, and underwriting revenues of the Company.

The Company has certain cash balances that exceed the insured limits set by the Federal Deposit Insurance Corporation in the United States, which exposes the Company to credit risk. The Company does not believe that cash balances are subject to any unusual risk associated with the Company's activities.

(h) Legal and Other Loss Contingencies

The Company, AAMUS, AUS, AHUS, and Amundi may from time to time be subject to claims pursuant to US lawsuits, which seek damages, including trebled damages, in amounts, which could, if assessed, be significant. As of February 23, 2023, management is not aware of any material outstanding litigation that may affect the Company.

The Company records liabilities for contingencies when it is probable that a liability has been incurred before the balance sheet date and the amount can be reasonably estimated. Significant management judgment is required to comply with this guidance. The Company analyzes its litigation exposure based on available information, including consultation with outside counsel handling the defense of these matters, to assess its potential liability. Contingent liabilities, if any, are not discounted.

(i) Income Taxes

The Company is included in a consolidated federal income tax return filed by AHUS, which files a federal income tax return as the common parent corporation of an affiliated group of corporations which includes the Company. The Company files in various states, either separately or as part of a combined return. The Company is not taxable in any foreign jurisdictions. For federal income tax allocation purposes, consolidated income tax provisions are allocated among the companies based on the income tax expenses that would have been recognized had separate returns been filed for each entity or when subsidiary losses are utilized in consolidation, pursuant to the modified separate return method. For state income tax allocation purposes, the Company uses a parent-company-down approach, which allocates taxes based on each member's relative contribution to the group's consolidated state income tax expense. The Company follows an asset and liability approach to accounting for income taxes, which generally requires that deferred income taxes be recognized when assets and liabilities have different values for financial statement and tax reporting purposes. Deferred income taxes reflect the expected future tax consequences of temporary differences between the carrying amounts and tax bases of the Company's assets and liabilities measured using rates expected to be in effect when such differences reverse. US GAAP allows for the recognition of deferred tax assets that are more likely than not to be realized in future years. If necessary, a valuation allowance is established to reduce the carrying amount of deferred tax assets to amounts that are more likely than not to be realized.

The Company follows the provisions of FASB ASC 740, *Accounting for Income Taxes*, which applies a more likely than not threshold to the recognition and derecognition of uncertain tax positions. The Company is permitted to recognize the tax benefit of uncertain tax positions only when the position is more likely than not to be sustained upon examination by the tax authorities based on the position's technical merit. The amount recognized is that which represents the amount of tax benefit that has a greater than 50% likelihood of being ultimately realized upon settlement. It further requires that a change in judgment related to the expected ultimate resolution of uncertain tax positions be recognized in earnings in the period of such change.

The Company recognizes accrued interest and penalties related to unrecognized tax benefits, if any, in its provision for income taxes and includes these amounts in its liability for unrecognized tax benefits.

(j) Deferred Compensation Plans

The Company offers deferred compensation plans, a Mandatory Bonus Deferral Plan (MDP) and a Voluntary Deferred Compensation Plan (VDP), whereby a percentage of total incentive compensation earned by such employees may be deferred for a specific period.

(Dollars in thousands)

The purpose of the MDP is to govern bonuses mandatorily deferred under bonus plans maintained by AUS. This plan is unfunded for tax purposes. Participant accounts vest on a pro-rata basis over a three-year period. Participants have the right to receive distribution of the vested account balance in cash, or may elect to convert the vested balance (all or part) to the VDP. Balances may be subject to forfeiture in the event of termination of employment with the Company prior to the vesting of the award.

The purpose of the VDP is to allow a select group of management or highly compensated employees of the Company who satisfy eligibility provisions of the VDP to defer, on a voluntary basis, the receipt of compensation to some future date. The VDP is unfunded for tax purposes. Participants are fully vested in the VDP as of the date of contribution and shall receive a distribution of his or her deferred account on the date, and in the form, elected by the participant. All distributions under the VDP shall be in cash.

While not required to, AUS has established Rabbi Trusts to fund the obligations of certain deferred compensation plans, and directs the investment of Rabbi Trust assets in a manner similar to investments proposed by participants in order to match the deferred compensation liability. Participants do not have a security interest in the assets of the Rabbi Trust through participation in the plan. The Rabbi Trusts are consolidated in the financial statements of AUS.

As the Rabbi Trusts are held by AUS, compensation expense recognized in the accompanying Consolidated Statement of Operations is reflected as a contribution to paid-in capital in the accompanying Consolidated Statement of Changes in Stockholder's Equity (see note 6).

Certain employees of the Company are eligible to participate in the Amundi US, Inc. Intermediate Deferred Compensation Award Plan (AIDCAP). The AIDCAP provides supplemental compensation in order to reward performance and provide a mechanism for key employee retention. Awards under AIDCAP generally vest at the end of the three-year period following the date of grant. The expense recognized related to AIDCAP for the year ended December 31, 2022 was $1,664, which is included in compensation and related benefits on the accompanying Statement of Operations.

(3) Net Capital and Reserve Requirements

As the principal underwriter and distributor of shares of the Pioneer Funds, the Company is subject to the SEC's regulations and operating guidelines applicable to broker-dealers, including the Net Capital Rule, which require the Company to maintain a specified amount of net capital, as defined under Uniform Net Capital Rule 15c3-l (Rule 15c3-1). Net capital may fluctuate on a daily basis. The Company has elected and uses the Alternative Standard as its method of net capital computation, in which the minimum net capital required is the greater of $250 or 2% of aggregate debits. The Company's net capital, as computed under Rule 15c3-l, was $39,580 at December 31, 2022, which exceeds minimum net capital required of $250 by $39,330.

The Company is exempt from the reserve requirements of Rule 15c3-3, pursuant to paragraph (k)(2)(i), since it does not carry customer margin accounts; promptly transmits all customer funds and securities received in connection with activities as a broker-dealer; does not otherwise hold funds or securities for, or owe money

(Dollars in thousands)

or securities to, customers; and effects all customer receipts and disbursements, if received, through a special account for the benefit of customers.

(4) Income Taxes

The provision for income taxes consists of the following:

Current:		
Federal	$	1,318
State		202
		1,520
Deferred:		
Federal		404
State		136
		540
Total provision for income taxes	$	2,060

The following table reconciles the Company's U.S. federal statutory tax rate to its effective tax rate for the year ending on December 31, 2022:

Federal statutory tax rate	21.00%
Change in tax rate resulting from:	
State income taxes (net of effect on federal income taxes)	4.23%
Nondeductible items (meals and entertainment)	3.68%
Deferred compensation true-up adjustment	(2.02%)
Income tax payable true up adjustment	(0.66%)
Other, net	(0.12%)
Effective tax rate	26.12%

The liability for unrecognized tax benefits, which primarily relates to state income taxes, at December 31, 2022 is $20, of which $16 would affect the Company's effective tax rate if recognized.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

Balance as of January 1, 2022	$	34
Decrease due to tax positions related to prior years		(14)
Balance as of December 31, 2022	$	20

The Company's policy is to recognize interest and penalties related to income tax matters in income tax expense. At December 31, 2022, the Company had accrued interest and penalties of $10, of which $7 was recognized as a reduction of the provision for income taxes in the accompanying Statement of Operations.

(Dollars in thousands)

The Company does not expect a material change to the liability for unrecognized tax benefits will occur over the next 12 months.

The tax years from 2019 and forward remain open to examination by the major jurisdictions in which the Company is subject to tax.

The components of deferred income taxes recorded in the accompanying Statement of Financial Condition comprise a net deferred tax asset of $1,953. The income tax effect of each type of temporary difference is as follows:

Deferred tax assets:		
Compensation related	$	2,185
Other		72
Total deferred tax assets		2,257
Deferred tax liabilities:		
Dealer advances		(138)
Other		(166)
Total deferred tax liabilities		(304)
Net deferred tax asset	$	1,953

Based on the Company's historical and current pretax earnings, management believes it is more likely than not that the Company will realize its remaining deferred income tax assets existing at December 31, 2022. Management believes that existing net deductible temporary differences, which give rise to deferred tax assets, will reverse during periods in which the Company generates net taxable income. In addition, gross deductible temporary differences are expected to reverse in periods during which offsetting gross taxable temporary differences are expected to reverse.

(5) Benefit Plans

AUS and its subsidiaries have two defined contribution benefit plans for eligible employees: a retirement benefit plan and a savings and investment plan (Benefit Plans) qualified under Section 401 of the Internal Revenue Code. AUS makes contributions to a trustee, on behalf of eligible employees, to fund both Benefit Plans.

Both of the Benefit Plans cover all full-time employees who have met certain age and length-of-service requirements. Under the retirement benefit plan, AUS contributes an amount that would purchase a certain targeted monthly pension benefit at the participant's normal retirement date. Pursuant to the savings and investment plan, participants may voluntarily contribute up to 50% of their compensation, and AUS will match this contribution up to 2.5% of the participant's contribution. For the year ended December 31, 2022, the Company's allocated expenses under the retirement benefit plan were $1,290, and the Company's direct expenses under the savings and investment plan were $228. Both of these expenses are included as a component of compensation and related benefits in the accompanying Statement of Operations. All

(Dollars in thousands)

employee benefits are charged to the Company based on the allocation determined by the ratio of the Company's salaries to the salaries of AUS and its subsidiaries.

(6) Capital Contributions and Redemptions

The Company is a party to a centralized cash management arrangement with AUS, and its subsidiaries. AUS and its subsidiaries have sweep arrangements in which cash is transferred between bank accounts daily. Such intercompany transactions related to the cash management arrangement along with certain other intercompany and affiliate transactions (see note 7), are recorded as intercompany contributions or redemptions of capital in the accompanying Statement of Changes in Stockholder's Equity. Cash and cash equivalents of $59,823 on the accompanying Statement of Financial Condition are not part of the centralized cash management arrangement. The Company considers amounts due from AUS and its subsidiaries pursuant to these transactions as loans and amounts due to AUS and its subsidiaries pursuant to these transactions as borrowings, and therefore the Company classifies such amounts as investing and financing cash flows, respectively, in the accompanying Statement of Cash Flows. Accordingly, as of December 31, 2022, the change in the net amount due from AUS, and its subsidiaries of $9,794 is presented as an intercompany contribution of capital in the accompanying Statement of Changes in Stockholder's Equity and an investing cash outflow on the accompanying Statement of Cash Flows.

(7) Related-Party Transactions

In connection with a service agreement with AAMUS, the Company charges AAMUS a fee to provide certain marketing and promotional services. The fee is charged to provide revenue of 105% of applicable operating costs of the Company and for the year ended December 31, 2022, amounts allocated to AAMUS amounted to $90,456. Other revenues from affiliates of $4,281 includes amounts the Company earned from other affiliates for marketing and promotional services. Amounts related to these agreements are classified as marketing, promotional services, and other revenues from affiliates on the accompanying Statement of Operations.

The Company also has an expense sharing agreement with AUS in which the Company is allocated a pro rata portion of certain general and administrative expenses incurred by AUS. These expenses include professional fees, facilities-related expenses, and other general operating expenses. For the year ended December 31, 2022, the Company was allocated $15,489, which is included as a component of related party expenses on the accompanying Statement of Operations.

The Company also has a marketing and promotional expense sharing agreement with AUS in which the Company is allocated a pro rata portion of marketing and promotional expenses incurred by AUS. For the year ended December 31, 2022, the Company was allocated $10,160, which is included as a component of related party expenses on the accompanying Statement of Operations.

An amount of $31 has been included in related-party expenses on the accompanying Statement of Operations as reimbursements to affiliates other than AUS and AAMUS for operating expenses incurred on the Company's behalf.

(Dollars in thousands)

Certain executives of AUS, who may also be members of the Board for the Company, serve outside organizations as a volunteer or board member of that organization. AUS may make payments to those organizations from time to time. Based on the nature of these relationships and the transactions that occurred during the year, management considers these normal and customary.

All transactions with AUS, AAMUS and other affiliates are charged or credited through intercompany accounts and may not be the same as those that would otherwise exist or result from agreements and transactions among unaffiliated third parties. However, the Company believes that it is in compliance with the transfer pricing regulations of the Internal Revenue Service. All balances due to and from affiliates other than AUS and AAMUS represent amounts for which the Company has the solvency, ability, and intent to settle.

(8) Commitments and Contingencies

All commitments and contingencies associated with the Company are allocated through the expense sharing agreement with AUS (see note 7).

(9) Indemnifications

In the normal course of operations, the Company may enter into contracts that contain a variety of indemnifications. The Company's maximum exposure under these arrangements is unknown. However, since inception and commencement of operations, the Company has not had any claims or losses pursuant to these contracts and expects the risk of loss to be remote.

(10) Disaggregated Revenue from Contracts with Customers

The following table presents revenue from contracts with customers by major source:

Revenue from contracts with customers:		
Marketing and promotional services from affiliates	$	90,456
Distribution Services		63,627
Underwriting commissions		6,806
Sub-distribution services from affiliates		4,281
Total revenue from contracts with customers	$	**165,170**

(11) Subsequent Events

In preparing these financial statements, the Company has evaluated subsequent events after December 31, 2022 through February 23, 2023, the date the financial statements were available to be issued. There were no subsequent events since December 31, 2022 that would require adjustment to or additional disclosure in these financial statements.

Schedule I

AMUNDI DISTRIBUTOR US, INC.
(A Wholly Owned Subsidiary of Amundi US, Inc.)

Computation of Net Capital under Rule 15c3-1 of the

Securities Exchange Act of 1934

As of December 31, 2022

(Dollars in thousands)

Computation of net capital:		
Stockholder's equity	$	46,358
Deduct nonallowable assets:		
Due from affiliates		(1,005)
Prepaid service fees and dealer advances		(566)
Other assets		(4,785)
Haircuts on securities		(560)
Add deferred income taxes, associated with dealer advances		138
Net capital		39,580
Computation of basic net capital requirement:		
Minimum net capital required (greater of $250 or 2% of aggregate debits)		250
Net capital in excess of requirement	$	39,330

Reconciliation with the Company's computation (including in Part II of Form X-17A-5 as of December 31, 2022):

There was no material difference between the Company's computation of net capital as included in Part II of Form X-17A-5 as of December 31, 2022, as filed on January 23, 2023, and that included herein.

Schedule II

AMUNDI DISTRIBUTOR US, INC.

(A Wholly Owned Subsidiary of Amundi US, Inc.)

Computation for Determination of Reserve Requirements

For Broker Dealers under Rule 15c3-3 of the Securities Exchange Act of 1934

As of December 31, 2022

Amundi Distributor US, Inc. is exempt from the reserve requirements of Rule 15c3-3, pursuant to paragraph (k)(2)(i), as it does not carry customer margin accounts; promptly transmits all customer funds and delivers all securities received in connection with activities as a broker-dealer; does not otherwise hold funds or securities for, or owe money or securities to, customers, and effects all customer receipts and disbursements through a special account for the benefit of customers. Accordingly, the computations for determination of reserve requirements pursuant to Rule 15c3-3 are not required.

Schedule III

AMUNDI DISTRIBUTOR US, INC.
(A Wholly Owned Subsidiary of Amundi US, Inc.)

Information Relating to the Possession or Control Requirements

Under Rule 15c3-3 of the Securities Exchange Act of 1934

As of December 31, 2022

Amundi Distributor US, Inc. is exempt from the reserve requirements of Rule 15c3-3, pursuant to paragraph (k)(2)(i), as it does not carry customer margin accounts; promptly transmits all customer funds and delivers all securities received in connection with activities as a broker-dealer; does not otherwise hold funds or securities for, or owe money or securities to, customers, and effects all customer receipts and disbursements through a special account for the benefit of customers. Accordingly, the information relating to the possession or control requirements pursuant to Rule 15c3-3 is not required.

EY
Building a better
working world

Ernst & Young LLP
200 Clarendon Street
Boston, MA 02116

Tel: +1 617 266 2000
Fax: +1 617 266 5843

Report of Independent Registered Public Accounting Firm

The Board of Directors and Management of Amundi Distributor US, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Amundi Distributor US, Inc. (the Company) identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (k):(2)(i), (the "exemption provisions") and (2) the Company stated that it met the identified exemption provisions in 17 C.F.R. § 240.15c3-3 (k) throughout the most recent fiscal year ended December 31, 2022 without exception. Management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, other regulatory agencies that rely on Rule 17a-5 under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 23, 2023

Amundi
ASSET MANAGEMENT

The Exemption Report

We as members of management of Amundi Distributor US, Inc. ("the Company") are responsible for complying with 17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers" and complying with 17 C.F.R. §240.15c3-3: ((k)*(2)(i)*) (the "exemption provisions"). To the best of our knowledge and belief we state the following:

(1) We identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: ((k)*(2)(i)*) (the "exemption provisions") and,
(2) We met the identified exemption provisions throughout the most recent fiscal year without exception.

Signature

Gregg Dooling
Senior Managing Director, Chief Financial Officer, Americas
Amundi Distributor US, Inc.

Amundi Distributor US, Inc.
60 State Street, Boston, MA 02109

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

Amundi Distributor US, Inc.

December 31, 2022

Ernst & Young LLP
200 Clarendon Street
Boston, MA 02116

Tel: +1 617 266 2000
Fax: +1 617 266 5843

Building a better working world

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

To the Board of Directors and Management of Amundi Distributor US, Inc.:

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2022. Management of Amundi Distributor US, Inc. (Company) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2022. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the assessment payments made in accordance with the General Assessment Payment Form (Form SIPC-6) and applied to the General Assessment calculation on Form SIPC-7 with respective cash disbursement record entries and corresponding copies of checks.

   No findings were found as a result of applying the procedure.

2. Compared the amounts reported in the audited financial statements required by SEC Rule 17a-5 with the amounts reported in Form SIPC-7 for the fiscal year ended December 31, 2022.

   No findings were found as a result of applying the procedure.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers supporting the adjustments provided to us by a representative of the Company.

   No findings were found as a result of applying the procedure.

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the schedules and working papers supporting the adjustments.

   No findings were found as a result of applying the procedure.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the by the American Institute of Certified Public Accountants and in accordance with the standards of the Public Company Accounting Oversight Board (United States). An agreed-upon procedures engagement involves the practitioner performing specific procedures that the engaging party has agreed to and acknowledged to be appropriate for the purpose of the engagement and reporting on findings based on the procedures performed. We were not engaged to, and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2022. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be, and should not be, used by anyone other than these specified parties.

Ernst & Young LLP

February 23, 2023

SIPC-7 (36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION
Mail Code: 8967 P.O. Box 7247 Philadelphia, PA 19170-0001

General Assessment Reconciliation

For the fiscal year ended 12/31/2022

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7 (36-REV 12/18)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Amundi Distributor US, Inc.
Attn: Cara Hultgren
60 State Street
Boston, MA 02109

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Alexandra Marcello; alexandra.marcello@amundi.com

2. A. General Assessment (item 2e from page 2) $6,461

B. Less payment made with SIPC-6 filed (exclude interest) (3,437)
09/08/2022
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 3,024

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $3,024

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☐ **Funds Wired** ☑ **ACH** ☐
Total (must be same as F above) $3,024

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Amundi Distributor US, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Senior Managing Director, Chief Financial Officer
(Title)

Dated the 26 day of January, 20 23.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 01/01/2022
and ending 12/31/2022

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$165,832,649
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	74,713,425
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	662,901
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Dollar for dollar cost reimbursement (Deductions in excess of $100,000 require documentation)	86,148,879
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	161,525,205
2d. SIPC Net Operating Revenues	$4,307,444
2e. General Assessment @ .0015	$6,461

(to page 1, line 2.A.)